FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 15, 2005
DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

Documents Included as Part of this Report

No.	Document

1.	Press Release Dated November 15, 2005

Contacts:
Suzanne Wintrob	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 173	905-415-0310 ext. 271
swintrob@datamirror.com	pcauley@datamirror.com

DataMirror forms Strategic Partnership with Constant Data

Partnership Offers Cross-Platform High Availability Solution for IBM i5

TORONTO and SANTA CLARA, Calif. - (November 15, 2005) - DataMirror® (TSX: DMC - News) today announced a partnership with Constant Data, a Minneapolis-based provider of high availability software for continuous data protection and distribution on Windows, UNIX and Linux systems. By partnering with Constant Data, DataMirror’s expertise with high availability solutions for IBM OS/400 is complemented by Constant Data’s knowledge of high availability solutions for Windows, UNIX and Linux operating systems. DataMirror will resell Constant Data’s Constant Replicator software to offer a cross-platform high availability solution for IBM i5.

Constant Replicator is a high-performance, real-time file system mirroring software for Linux, UNIX and Windows servers. The software can be installed on existing file servers to provide scalable, continuous, real-time data replication of critical file data over existing networks to maintain enterprise-wide data consistency. As a result of the partnership between DataMirror and Constant Data, Constant Replicator can be integrated with DataMirror iCluster™, DataMirror’s iSeries high availability solution, to offer iSeries customers a single switchable high availability environment to handle multiple operating systems running on a single IBM i5 system.

“More and more customers are turning to IBM i5 as a platform to consolidate mission-critical applications that run on a range of operating systems,” said Mike Warkentin, IBM Alliance Manager, DataMirror. “But, regardless of the operating system deployed on an IBM i5, organizations will be secure in the knowledge that mission-critical applications are protected by the combination of Constant Data’s Constant Replication software and DataMirror’s iCluster high availability solution.”

By partnering with DataMirror, Constant Data realizes new markets for its Constant Replicator product and benefits Constant Data customers by providing a single switchable high availability solution.  In return, DataMirror expands its commitment to IBM by providing a multi-platform high availability solution for IBM i5. DataMirror has more than 10 years of leadership in providing best-of-breed real-time data integration, data audit, data protection and Java database solutions that facilitate business success.

“As server consolidation becomes more important for iSeries users, customers are starting to realize that they not only need to protect their OS/400, but their Windows, UNIX and Linux environments, as well,” said Dick Landis, Director of Business Development, Constant Data. “The partnership between DataMirror and Constant Data positions both companies to meet the growing demand for a high availability solution that protects the multi-platform IBM i5. Customers of the two companies will have access to a wide array of solutions for their cross-platform data distribution and protection needs whether that need is for moving data from, or to, the iSeries.”

For more information about the DataMirror partner program, visit http://www.datamirror.com/partners/.

About Constant Data

Minneapolis-based Constant Data is a leading storage software company developing advanced real-time data replication and clustering storage software to continuously protect and distribute mission critical data enterprise-wide. Constant Data's enterprise product set runs on Windows, Linux, Solaris, AIX and Mac OS X servers and has been validated in many data-intensive environments including NASA's space shuttle Discovery and the return to flight project.

Constant Replicator TM is the industry's first continuous real-time data replication solution for the Linux server market. For more information, visit www.constantdata.com.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, auditing, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada, and has offices around the globe.  For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: November 15, 2005	By:	/s/ Peter Cauley
Peter Cauley
Chief Financial Officer